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                                                                EXHIBIT 20.1



                  [HEARST-ARGYLE Television, Inc. Letterhead]

NEWS                                     Contact:  Thomas W. Campo
                                                        (212) 887-6827


             HEARST-ARGYLE TELEVISION ANNOUNCES PUBLIC OFFERING OF
               $200 MILLION OF SENIOR NOTES DUE JANUARY 15, 2018

NEW YORK, N.Y., January 8, 1998--Hearst-Argyle Television, Inc. (NASDAQ: HATAV) announced today a public offering under its existing shelf registration statement of $200 million principal amount of 7% Senior Notes due January 15, 2018, priced at 98.887% of par.

          J.P. Morgan & Co. is acting as lead underwriter, and Credit Suisse First Boston, Morgan Stanley Dean Witter and Salomon Smith Barney are acting as co-managers.

          Proceeds from the offering will be used to repay existing indebtedness of the Company.

          The Hearst-Argyle television stations reach approximately 11.5 percent of U.S. TV households and comprise the third largest non-network owned television station group in the United States in terms of audience delivered.

          Hearst-Argyle Television, Inc. owns and operates network affiliated television stations WCVB-TV, the ABC affiliate in Boston, MA; WTAE-TV, the ABC affiliate in Pittsburgh, PA; WBAL-TV, the NBC affiliate in Baltimore, MD; WLWT-TV, the NBC affiliate in Cincinnati, OH: WISN-TV, the ABC affiliate in Milwaukee, WI; KMBC-TV, the ABC affiliate in Kansas City, MO; KOCO-TV, the ABC affiliate in Oklahoma City, OK; WNAC-TV, the Fox affiliate in Providence, R.I.; WDTN-TV, the ABC affiliate in Dayton, OH; KITV-TV, the ABC affiliate in Honolulu, HI; WAPT-TV, the ABC affiliate in Jackson, MS; and KHBS-TV, the ABC affiliate in Fort Smith, AR, and its satellite, KHOG-TV, the ABC affiliate in Fayetteville, AR.

          Hearst-Argyle Television also owns and operates Hearst-Argyle Television Productions, which is engaged in the production of programming for cable networks and broadcast stations. In addition, Hearst-Argyle Television provides management services for WWWB-TV, the WB affiliate in Tampa, FL; WPBF-TV, the ABC affiliate in West Palm Beach, FL; KCWB-TV, the WB affiliate in Kansas City, MO; and two radio stations, WBAL-AM and WTYY-FM, Baltimore. These managed stations, other than KCWB, which is operated through a local marketing agreement, are owned by The Hearst Corporation, which is privately held.
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          In accordance with an order of the Federal Communications Commission,
WNAC-TV in Providence, R.I., will be divested because of an overlap with WCVB-TV in Boston, MA; and WDTN-TV in Dayton, OH, will be divested because of an overlap with WLWT-TV in Cincinnati, OH.

          Heart-Argyle Television's Series A Common Stock trades on the NASDAQ National Market under the trading symbol "HATV."

          Copies of the prospectus relating to these securities may be obtained by contacting J.P. Morgan & Co., 60 Wall Street, New York, N.Y. 10260 (212/648-
0517); Credit Suisse First Boston, 11 Madison Avenue, New York, N.Y. 10010 (212/325-2580); Morgan Stanley Dean Witter, 1585 Broadway, New York, N.Y. 10036(212/761-6775); and Salomon Smith Barney, 7 World Trade Center, New York, N.Y. 10038 (718/567-2005).